October 13, 2011

Mark P. Goshko
617.261.3231
Fax:  617.261.3175
mark.goshko@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Linda B. Stirling, Esq.

RE:
Proxy Statement for
Wells Fargo Multi-Strategy 100 Fund I, LLC (811-22220)
Wells Fargo Multi-Strategy 100 TEI Fund I, LLC (811-22219)
Wells Fargo Multi-Strategy 100 Fund A, LLC (811-22418)
Wells Fargo Multi-Strategy 100 TEI Fund A, LLC (811-22419)
Wells Fargo Multi-Strategy Master Fund I, LLC (811-22221)

Dear Ms. Stirling:

Thank you for your comments on the preliminary proxy statement (“Proxy Statement”) for the above referenced funds (the “Funds”).  The Staff’s comments were received via telephone on October 4, 2011 (the “Comments”).  We respectfully submit this response letter on behalf of the Funds. Unless defined herein, capitalized terms have the same meanings as are ascribed to them in the Proxy Statement.

We believe that the revisions to the Proxy Statement and supplemental responses discussed in this letter are fully responsive to the Comments and resolve any matters raised.  We have, for the convenience of the Staff, stated below the Comments followed by the Funds’ response.

General Comments

1.   As a supplemental response, please explain why the Proxy Statement is not filed on Form N-14.

      Response: As a supplemental response, although the Funds are registered under the Investment Company Act of 1940, as amended (the “1940 Act”), the Funds’ interests are not registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Regulation D thereunder.  Form N-14 is a Securities Act form used for and applicable to the registration of securities under the Securities Act to be issued in a merger or similar transaction.  As the Funds make no public offer and do not have any Interests registered under the Securities Act, the issuance of securities in the transactions do not involve a public issuance and are not registered under the Securities Act.  Accordingly, Form N-14 is inapplicable.

2.     In the beginning of the Proxy Statement, please explain the closed-end nature of the Funds.

Response:  The requested change has been made.

3.     Please clarify if all of the Funds are voting on each proposal and why this approach is appropriate.

Response:  Members of all of the Funds in effect are voting on all proposals, and all of the Funds will be voting on all of the proposals.  However, with respect to the proposals that only pertain to the Master Fund, the Feeder Funds are seeking voting instructions from Members pursuant to Section 12(d)(1)(E)(iii)(aa) under the 1940 Act.

Specifically, Members of Feeder Fund will independently vote (as well as submit instructions for voting of Feeder Fund interests in the Master Fund) for Proposal 1 (Election of Managers), because Nominees that are elected will become Managers of each Feeder Fund as well as the Master Fund, and for Proposal 5 (Reorganization), because Member approval for a merger is required under each Feeder Fund’s LLC Agreement.  The Feeder Funds all will continue to operate for a period prior to the Reorganization.

In addition, the Feeder Funds will seek voting instructions from their respective Members (but Members will not vote at the Feeder Fund level) for Proposal 2 (Advisory Agreement), Proposal 3 (Sub-Advisory Agreement), Proposal 4 (Master Fund’s LLC Agreement) and Proposal 6 (Fundamental Investment Policies), because the Feeder Funds are not direct parties to the Advisory Agreement or Sub-Advisory Agreement and the investment policies apply at the Master Fund level where the assets are managed and invested.  Additionally, the proposed Master Fund LLC Agreement requires approval of Master Fund Members (i.e. the Feeder Funds) but not Members of the Feeder Funds (other than pursuant to Section 12(d)(1)(E)(iii)(aa)).  Each Feeder Fund will vote its interests in the Master Fund in the same percentage of the voting instructions such Feeder Fund receives from Members present or represented by proxy at the Meeting.

4.   The Proxy Statement states that the Reorganization is expected to reduce expenses, but the expense table shows a slight increase in expenses for the taxable 100 I Feeder Fund.

     Response:  We have corrected the expense table to correct previous calculations.  Expenses for all funds, including the taxable 100 Feeder Fund I, are expected to decrease as a result of the Reorganization.

 5.   Please disclose how the Funds will treat abstentions and broker non-votes, as required by Item 21 of Schedule 14A.

    Response:  The requested changes have been made.

Proposal 1

 6.   Please disclose the Audit Committee’s pre-approval policies and procedures, as required by Item 9(e)(5) of Schedule 14A.

    Response:  The requested changes have been made.

 7.   Please make the disclosures required by Items 407(c)(2)(v) (minimum qualifications and specific qualities/skills of nominees), (vi) (process for identifying nominees and consideration of diversity) and (vii) (source of nominee recommendation) of Regulation S-K, as required under Item 22(b)(15)(ii)(A) of Schedule 14A.

    Response:  The requested changes have been made.

Proposal 2

 8.   Please state the aggregate amount of the investment adviser’s fee, as required by Item 22(c)(1)(iii) of Schedule 14A.

    Response:  The requested change has been made.

 9.   Please state the name, address and occupation of the principal executive officer and each director of the adviser, as required by Item 22(c)(2) of Schedule 14A.

    Response:  The requested changes have been made.

10.   Please state the address of each parent company of ASGI, as required by Item 22(c)(3) of Schedule 14A.

        Response:  The requested changes have been made.

Proposal 3

11.    Please clarify that currently there is no subadviser to the Master Fund.

         Response: The requested change has been made.

12.   Please state the name, address and occupation of the principal executive officer and each director of Mesirow, as required by Item 22(c)(2) of Schedule 14A.

         Response: The requested changes have been made.

13.    Please disclose Mesirow's address.

         Response: The requested change has been made.

14.   Please state the address of each parent company of Mesirow, as required by Item 22(c)(3) of Schedule 14A.

         Response: The requested change has been made.

Proposal 4

15.   Please represent to the staff that the Funds do not anticipate delays in preparation and/or delivery to investors of Forms 1099 akin to the delays the Funds currently encounter with respect to Schedules K-1.

Response: The Funds must issue Form 1099 to investors by February 15 of each year, a schedule which the Funds represent that they will meet.  No delay is anticipated.

16.   Please discuss any consequences of eliminating the offshore blockers.  Alternatively, if there are no anticipated consequences, so state.

Response:  There are no anticipated consequences of eliminating the offshore blockers.  Their sole purpose is to ensure that tax-exempt investors will not experience any “unrelated business taxable income” (“UBTI”).  A RIC investment does not generate UBTI for a tax-exempt investor, and no impact is anticipated from elimination of the offshore blockers.  The requested changes have been made.

17.   Please discuss whether the Master Fund currently qualifies as a RIC or, if not, if it must change significantly to meet those requirements.

Response:  The Master Fund does not currently qualify as a RIC.  As described in Proposal 4, the Master Fund is currently classified as a partnership for federal income tax purposes.  A RIC is an entity classified as a corporation for federal income tax purposes that further elects to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code.  In addition to electing Subchapter M treatment, a RIC must meet Subchapter M’s requirements regarding the nature of its investment income and the diversification of its investment assets.  A RIC must also meet Subchapter M’s requirements regarding the annual distribution of its investment company taxable income and net exempt-interest income.

In order to qualify as a RIC, the Master Fund will elect to be classified as a corporation and it will also elect to be treated as a regulated investment company.  As described in Proposal 4, the Master Fund may invest in offshore private funds that are PFICs as well as partnerships that provide sufficient transparency to enable the Master Fund to meet Subchapter M requirements.  The Master Fund currently invests in offshore funds and believes that its current investment portfolio is such that the Master Fund could meet Subchapter M’s requirements regarding the nature of its investment income and the diversification of its investment assets.  Accordingly, the Master Fund does not anticipate significant changes to its investment options.

Proposal 5

18.   Please insert the word “expected” so that the sentence in the middle of the paragraph under “Background” reads, “Second, in reliance on an exemptive order expected to be granted to the Master Fund…”

Response:  The requested change has been made.

19.   In the same paragraph, please clarify that the Board believes the Feeder Funds will no longer serve any purpose in light of the Master Fund’s tax election as a RIC and ability to create multiple classes of shares.

Response:  The requested changes have been made.

20.   In the same paragraph, please clarify that although the fee amounts charged to Members of the 100 A Feeder Funds are not changing, Class A Shares of the Master Fund will be subject to a 0.75% 12b-1 fee in place of the 0.75% Investor Servicing Fee currently charged to such Members.

Response:  The requested change has been made

21.   Please disclose how the Funds will handle a situation where not all of the Funds approve the Reorganization.

Response:  The Reorganization is contingent upon approval of each Feeder Fund, provided, however, that the Board may determine to liquidate a Feeder Fund that does not vote in favor in the event that other Feeder Funds approve the Reorganization, in which case the Reorganization would likely take place.  The requested changes have been made.

22.   Please insert below the fees and expense tables two examples (one for each class of Master Fund shares) showing the effect of the various costs and expenses that Members will bear directly or indirectly as a result of the Reorganization.

Response: The requested change has been made.

23.   Please confirm that all exclusions from the expense limitation are disclosed in footnote 3 to the fees and expense tables.

Response: The expense limitation description is accurate.

Proposal 6

24.   Please confirm whether approval of either of the proposed fundamental policies is conditioned on the approval of the other or if they are independent of one another.

Response:  The two proposed fundamental policies are independent of one another.

25.   Please represent to the Staff that the Funds will continue to offer liquidity only through tender offers and do not intend to list Interests on any securities exchange, or to allow any secondary trading.

Response:   The Funds will continue to offer liquidity only through tender offers and have no intention to list Interests on any securities exchange.

26.   Please clarify the investment objective, and, particularly, from where the Funds intend to derive “risk-adjusted returns” and what is meant by “attractive.”

Response:  The Master Fund’s investment objective is to provide Members with returns that are attractive on a relative basis compared to other investment options, such as investment in equity- or debt-only strategies or an investment in a single or limited number of Portfolio Funds.  As described in the Proxy Statement, the Fund will pursue its investment objective by investing in Portfolio Funds representing a wide range of strategies managed by Portfolio Managers that utilize a broad array of investment techniques.  These strategies and techniques may provide exposure to equity and debt markets.  While we believe the investment objective and strategies were adequately disclosed, we have added language to clarify how the Master Fund will seek to achieve its objective.

27.   Please disclose how the proposed fundamental investment policies will affect the investment strategies used by the Master Fund.

Response:  The proposed fundamental policies are not expected to affect the investment strategies utilized by the Master Fund.  The proposed fundamental policies are aimed at clarifying, but not changing, the Master Fund’s existing approach.  The only changes to the investment strategies, as described in Proposal 6, are those that would be implemented in conjunction with Mesirow’s appointment as sub-advisor.

28.   Please explain supplementally what requirements must be met by prospective investors in order to purchase interests in the Master Fund following the Reorganization.

Response:  As a supplemental response, there will not be any changes in investor qualifications following the Reorganization.  As is the case currently, all investors must be “accredited investors” as such term is defined in Regulation D under the Securities Act.

29.   Please disclose the current policy regarding concentration.

Response:  The current policy of the Master Fund allows the Master Fund to concentrate investment at times in private investment funds that invest in a certain industry.  However, the Master Fund has never concentrated its investments in an underlying fund or in funds that concentrate in a particular industry. The proposed fundamental policy on concentration is aimed at complying with the requirement to state a policy on concentration, and the proposed policy is consistent with the Master Fund’s historical and current practice and is the same as other ASGI-advised investment companies.

Proxy Card

30.   Please revise the proxy card to allow Members to vote for and against each individual Nominee.

Response:  The requested change has been made.

*	*	*

Thank you for your attention to these matters.  If you have any questions, you may reach either George Zornada, at (617) 261-3231, or me at (617) 261-3163.

Very truly yours,

/s/ Mark P. Goshko
Mark P. Goshko